Exhibit 7
Charter No. 1461
Comptroller of the Currency
Northeastern District
REPORT OF CONDITION
CONSOLIDATING
DOMESTIC AND FOREIGN
SUBSIDIARIES OF
Citibank, N.A. of New York in the State of New York,
at the close of business on December 31, 2005,
published in response to call made by Comptroller of the Currency, under Title 12,
United States Code, Section 161. Charter Number 1461 Comptroller of the Currency Northeastern District.

Thousands of dollars
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	$15,706,000
Interest-bearing balances	22,704,000
Held-to-maturity securities	0
Available-for-sale securities	120,718,000
Federal funds sold in domestic Offices	6,925,000
Federal funds sold and securities purchased under agreements to resell	8,262,000
Loans and leases held for sale	2,635,000
Loans and lease financing receivables:
Loans and Leases, net of unearned income	385,998,000
LESS: Allowance for loan and lease losses	6,307,000
Loans and leases, net of unearned income, allowance, and reserve	379,691,000
Trading assets	86,966,000
Premises and fixed assets (including capitalized leases)	4,072,000
Other real estate owned	53,000
Investments in unconsolidated subsidiaries and associated companies	1,269,000
Customers’ liability to this bank on acceptances outstanding	994,000
Intangible assets: Goodwill	9,093,000
Intangible assets: Other intangible assets	10,644,000
Other assets	36,765,000

TOTAL ASSETS	$706,497,000

Thousands of dollars
LIABILITIES
Deposits: In domestic offices	$135,426,000
Noninterest- bearing	23,360,000
Interest- bearing	112,066,000
In foreign offices, Edge and Agreement subsidiaries, and IBFs	350,564,000
Noninterest- bearing	28,842,000
Interest- bearing	321,722,000
Federal funds purchased in domestic Offices	11,516,000
Federal funds purchased and securities sold under agreements to repurchase	13,751,000
Demand notes issued to the U.S. Treasury	0
Trading liabilities	46,812,000
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases): ss	42,540,000
Bank’s liability on acceptances executed and outstanding	994,000
Subordinated notes and debentures	15,250,000
Other liabilities	32,883,000

TOTAL LIABILITIES	$649,736,000

Minority interest in consolidated Subsidiaries	497,000

EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	751,000
Surplus	27,244,000
Retained Earnings	30,651,000

Accumulated net gains (losses) on cash flow hedges	(2,382,000)
Other equity capital components	0

TOTAL EQUITY CAPITAL	$56,264,000

TOTAL LIABILITIES AND EQUITY CAPITAL	$706,497,000

I, William J. Gonska, Controller & Vice President of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.
William J. Gonska, CONTROLLER & VICE PRESIDENT
We, the undersigned directors, attest to the correctness of this Report of Condition. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.
ALAN S. MACDONALD
WILLIAM R. RHODES
SALLIE L. KRAWCHECK
DIRECTORS